Filed by Larkspur Health Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Larkspur Health Acquisition Corp.

Commission File No. 001-41184

SEC Declares Form S-4 Registration Statement “Effective” for Proposed Business Combination of Larkspur Health Acquisition Corp., Inc. with ZyVersa Therapeutics, Inc.

●	Special meeting of Larkspur stockholders scheduled for December 8, 2022, to vote on the proposed business combination of Larkspur with ZyVersa

●	ZyVersa is a clinical stage biopharmaceutical company with two licensed proprietary product platforms, a cholesterol efflux mediator targeting multiple renal diseases, and an inflammatory ASC inhibitor targeting numerous inflammatory diseases

●	ZyVersa and Larkspur Health entered into a definitive business combination agreement dated July 20, 2022, as amended (the “Business Combination Agreement”)

●	Combined company expected to be named ZyVersa Therapeutics, Inc. and listed on NASDAQ in fourth quarter of 2022 under ticker “ZVSA”

Bridgewater, NJ and Weston, FL (November 15, 2022) – Larkspur Health Acquisition Corp. (NASDAQ: LSPR or “Larkspur”), a blank-check special purpose acquisition company, and ZyVersa Therapeutics, Inc. (“ZyVersa”), a clinical stage specialty biopharmaceutical company leveraging advanced, proprietary technologies to develop product candidates that address unmet medical needs in the areas of renal and inflammatory diseases, are pleased to announce that Larkspur’s proxy/registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (“SEC”) on August 12, 2022, as amended (the “Registration Statement”), was declared effective by the SEC on November 14, 2022. The Registration Statement was filed in connection with the proposed business combination between Larkspur and ZyVersa previously announced on July 20, 2022.

Larkspur has scheduled a special meeting of their stockholders to seek approval and adoption of the Business Combination Agreement and the transactions contemplated thereby (the “Transaction”), and other related matters, a key milestone in the business combination process.

The Larkspur special meeting of stockholders will be held on December 8, 2022, at 10:00 am Eastern Time at https://www.cstproxy.com/lsprhealth/2022. Larkspur’s common stockholders of record as of the close of business on November 8, 2022, are entitled to receive notice of, to vote, and have their votes counted at the special meeting and any adjournment thereof. Larkspur’s stockholders will be mailed the proxy statement and prospectus in connection with the Transaction beginning November 14, 2022. The Registration Statement containing the proxy statement and prospectus contains important information about the proposed Transaction, the Business Combination Agreement, and the proposals to be considered at the special meeting. The Registration Statement containing the proxy statement, prospectus, and proposals to be considered is available through the SEC’s website at www.sec.gov or at www.lsprhealth.com.

“We are delighted to partner with ZyVersa in this business combination,” said Daniel J. O’Connor, Chairman and Chief Executive Officer of Larkspur. “We believe that ZyVersa has potential to build stockholder value, based on its unique value proposition summarized below,” continued Mr. O’Connor.

●	Two proprietary drug platforms to address significant unmet needs of patients with renal diseases (VAR 200) and inflammatory diseases (IC 100)

●	A phase 2a-ready lead renal product candidate, VAR 200, which mediates removal of excess intracellular lipids that contribute to kidney damage leading to end-stage renal disease

●	A lead anti-inflammatory drug candidate, inflammasome ASC inhibitor (IC 100), which blocks initiation and perpetuation of damaging inflammation that’s pathogenic in a multitude of inflammatory diseases

●	An experienced CEO, Mr. Stephen Glover, who has co-founded and led multiple biopharma companies

●	A Management team with deep scientific, commercial, and operational experience

The closing of the Transaction, which is expected to occur in the fourth quarter of 2022, is subject to approval by Larkspur’s stockholders and the other closing conditions set forth in the definitive Business Combination Agreement. Upon closing of the Transaction, Larkspur is expected to be renamed ZyVersa Therapeutics, Inc., and will continue to operate under the ZyVersa management team, led by Stephen C. Glover, Co-Founder, Chief Executive Officer, and Chairman of ZyVersa. The combined company’s common stock is anticipated to be listed on NASDAQ under ticker symbol “ZVSA.”

About Larkspur Health Acquisition Corp.

Larkspur is a Special Purpose Acquisition Company (SPAC) formed to identify a biopharmaceutical company that can develop and thrive as a newly formed public company, and benefit from Larkspur’s operational expertise and a significant infusion of capital. Each of Larkspur’s management team and board of directors have been former management and executive leadership of private and public biopharmaceutical companies and have over 50+ years of aggregate investment and operational experiences. The team strongly believes in the growth opportunities in the biotechnology industry. They are experienced operators who seek to partner with top innovators and thinkers in the biopharmaceutical field. Their entrepreneurial approach supports management teams in making impactful decisions with an eye toward growth and operational excellence. For more information, please visit www.lsprhealth.com.

About ZyVersa Therapeutics, Inc.

ZyVersa is a clinical stage specialty biopharmaceutical company leveraging advanced, proprietary technologies to develop product candidates that address unmet medical needs in the areas of renal and inflammatory diseases. ZyVersa’s development pipeline includes phase 2a ready VAR 200, a cholesterol efflux mediator for treatment of rare kidney disease, focal segmental glomerulosclerosis. ZyVersa believes VAR 200 has potential to treat other glomerular diseases, including Alport syndrome and diabetic kidney disease. ZyVersa’s development pipeline also includes IC 100, a novel inflammasome ASC inhibitor being developed to treat a multitude of inflammatory diseases. For more information, please visit www.zyversa.com.

Important Information for Investors and Stockholders and Where to Find It

In connection with the transactions described herein, Larkspur filed its Registration Statement on Form S-4 that includes a proxy statement with respect to the stockholder meeting of Larkspur and a prospectus with respect to securities of the combined company. After the Registration Statement is declared effective by the SEC, the proxy statement/prospectus will be sent to all Larkspur and ZyVersa stockholders. Larkspur will also file other documents regarding the proposed Business Combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITIES HOLDERS OF LARKSPUR AND ZYVERSA ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

Investors and securities holders will be able to obtain free copies of the Registration Statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Larkspur through the website maintained by the SEC at https://sec.gov/. In addition, the documents filed by Larkspur may be obtained free of charge from Larkspur’s website at www.lsprhealth.com or by written request to info@lsprhealth.com. Additional information about the proposed Transaction, including a copy of the Business Combination Agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Larkspur with the SEC which can be accessed at www.sec.gov as well as online at www.lsprhealth.com.

Participants in the Solicitation

Larkspur, ZyVersa, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Larkspur’s stockholders in connection with the proposed Transaction. Information about Larkspur’s directors and executive officers and their ownership of Larkspur’s securities is set forth in Larkspur’s Annual Report for the year ended December 31, 2021, which was filed with the SEC on Form 10-K, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed Transactions when it becomes available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Larkspur Health Acquisition Corp. (“Larkspur”), and ZyVersa Therapeutics, Inc. (“ZyVersa”). All statements other than statements of historical facts contained in this press release, including statements regarding Larkspur or ZyVersa’s future results of operations and financial position, the amount of cash expected to be available to ZyVersa after the closing and giving effect to any redemptions by Larkspur’s stockholders, ZyVersa’s business strategy, prospective product candidates, product approvals, research and development costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated product candidates, and expected use of proceeds, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed transaction: the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Larkspur’s securities; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the inability to complete the Transactions, including due to failure to obtain approval of the shareholders of Larkspur or other conditions to closing in the Business Combination Agreement; the inability to obtain or maintain the listing of Larkspur’s common stock on NASDAQ following the Transactions; the risk that the Transactions disrupt current plans and operations of ZyVersa as a result of the announcement and consummation of the Transactions; the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth economically and hire and retain key employees; the risks that ZyVersa’s product candidates in development fail clinical trials or are not approved by the U.S. Food and Drug Administration or other applicable authorities; costs related to the Transactions; changes in applicable laws or regulations; the possibility that Larkspur or ZyVersa may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties to be identified in the proxy statement/prospectus (when available) relating to the Transactions, including those under “Risk Factors” therein, and in other filings with the SEC made by Larkspur. Moreover, ZyVersa operates in a very competitive and rapidly changing environment. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond Larkspur’s and ZyVersa’s control, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law. Larkspur and ZyVersa assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Larkspur nor ZyVersa gives any assurance that either Larkspur or ZyVersa or the combined company will achieve its expectations.

ZyVersa Contact:

Karen Cashmere

Chief Commercial Officer

kcashmere@zyversa.com

Larkspur Contact:

David S. Briones

Chief Financial Officer

info@lsprhealth.com

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